UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: December 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Rule 2.9 Announcement, dated 22 December 2022

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FOR IMMEDIATE RELEASE

22 December 2022

Micro Focus International plc

Rule 2.9 Announcement

In accordance with Rule 2.9 of the City Code on Takeovers and Mergers (the "Code"), Micro Focus International plc ("Micro Focus" or the "Company") confirms that as at the date and time of this announcement, it had in issue 339,217,951 ordinary shares (excluding ordinary shares held in treasury) of 10 pence each. The International Securities Identification Number (ISIN) for the Company's ordinary shares is GB00BJ1F4N75.

Micro Focus has in place a sponsored level III American Depositary Receipts ("ADR") programme. One Micro Focus ADR represents one Micro Focus ordinary share. The ADRs are traded on the New York Stock Exchange. The trading symbol for the Micro Focus ADRs is MFGP and the ISIN is US5948374039.

Terms defined below have the same meaning as in the Rule 2.7 Announcement published on 25 August 2022.

Enquiries

Micro Focus International plc Stephen Murdoch, CEO Matt Ashley, CFO Ben Donnelly, Investor Relations	+44 (0) 1635 32646 Investors@microfocus.com
Goldman Sachs International (Lead financial adviser to Micro Focus) Jung Min Nicholas van den Arend Nick Harper	+44 (0) 20 7774 1000
Numis Securities Limited (Financial adviser and corporate broker to Micro Focus) Simon Willis Joshua Hughes Havish Patel	+44 (0) 20 7260 1000
Jefferies International Limited (Financial adviser and corporate broker to Micro Focus) Sam Barnett Philip Noblet	+44 (0) 20 7029 8000
Brunswick (PR advisor to Micro Focus) Sarah West Jonathan Glass	+44 (0) 20 7404 5959 microfocus@brunswickgroup.com

Important notices

Goldman Sachs International ("Goldman Sachs"), which is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom, is acting exclusively for Micro Focus and no one else in connection with the Acquisition and will not be responsible to anyone other than Micro Focus for providing the protections afforded to clients of Goldman Sachs or for providing advice in connection with the matters referred to in this announcement. No representation or warranty, express or implied, is made by Goldman Sachs as to the contents of this announcement.

Numis Securities Limited ("Numis"), which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively for Micro Focus and no one else in connection with the Acquisition and the contents of this announcement and will not be responsible to anyone other than Micro Focus for providing the protections afforded to clients of Numis nor for providing advice in relation to the Acquisition, the contents of this announcement or any matters referred to herein. Neither Numis nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Numis in connection with this announcement, any statement contained herein or otherwise.

Jefferies International Limited ("Jefferies"), which is regulated in the United Kingdom by the FCA, is acting as financial adviser exclusively for Micro Focus and no one else in connection with the matters set out in this announcement. In connection with such matters, Jefferies will not regard any other person as its client and will not be responsible to anyone other than Micro Focus for providing the protections afforded to clients of Jefferies or for providing advice in relation to the contents of this announcement or any other matter referred to herein. Neither Jefferies nor any of its subsidiaries, affiliates or branches owes or accepts any duty, liability or responsibility whatsoever (whether direct, indirect, consequential, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Jefferies in connection with this announcement, any statement contained herein or otherwise.

Further information

This announcement is for information purposes only and is not intended to, and does not, constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise. The Acquisition will be made solely through the Scheme Document (and the accompanying Forms of Proxy), which will contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Acquisition. Any decision in respect of the Acquisition should be made only on the basis of the information in the Scheme Document (or, if the Acquisition is implemented by way of a Takeover Offer, the Takeover Offer document).

This announcement does not constitute a prospectus or a prospectus exempted document.

This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Publication of this announcement on website

A copy of this announcement and the documents required to be published pursuant to Rule 26.1 of the Code will be available, free of charge, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on Micro Focus's website at https://www.microfocus.com/en-us/investors by no later than 12.00 noon (London time) on the Business Day following the date of this announcement.

For the avoidance of doubt, the contents of this website and any websites accessible from hyperlinks on this website are not incorporated into and do not form part of this announcement.

Overseas Jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are not resident in the UK or who are subject to the laws of any jurisdiction other than the UK (including Restricted Jurisdictions) should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the UK or who are subject to the laws of another jurisdiction to participate in the Acquisition or to vote their Micro Focus Shares in respect of the Scheme at the Court Meeting, or to execute and deliver Forms of Proxy appointing another to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or to which they are subject. Any failure to comply with applicable legal or regulatory requirements of any jurisdiction may constitute a violation of securities laws in that jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

Unless otherwise determined by OpenText or required by the Code, and permitted by applicable law and regulation, the Acquisition shall not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Acquisition by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction.

The Acquisition will be subject to the applicable requirements of English law, the Code, the Panel, the London Stock Exchange and the FCA.

Copies of this announcement and any formal documentation relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of acceptance of the Acquisition.

Further details in relation to Micro Focus Shareholders in overseas jurisdictions will be contained in the Scheme Document.

Additional information for US Investors

U.S. shareholders (and Micro Focus ADS Holders) should note that the Acquisition relates to an offer for the shares of a UK company that is a "foreign private issuer" as defined under Rule 3b-4 of the U.S. Exchange Act and is being made by means of a scheme of arrangement provided for under English company law. The Acquisition, implemented by way of a scheme of arrangement, is not subject to the tender offer rules or the proxy solicitation rules under the U.S. Exchange Act, as amended. Accordingly, the Acquisition is subject to the procedural and disclosure requirements, rules and practices applicable to a scheme of arrangement involving a target company in the UK listed on the London Stock Exchange, which differ from the requirements of the U.S. tender offer and proxy solicitation rules. If, in the future, OpenText exercises its right to implement the Acquisition by way of a Takeover Offer and determines to extend the Takeover Offer into the United States, the Acquisition will be made in compliance with applicable U.S. securities laws and regulations, including Sections 14(d) and 14(e) of the U.S. Exchange Act and Regulation 14D and 14E thereunder. Such a takeover offer would be made in the United States by OpenText and/or Bidco (a wholly-owned subsidiary of OpenText) and no one else.

The financial information with respect to Micro Focus included in this announcement and the Scheme Document has been or will have been prepared in accordance with IFRS and thus may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with U.S. GAAP.

It may be difficult for U.S. shareholders and Micro Focus ADS Holders to enforce their rights and any claims they may have arising under the U.S. federal securities laws in connection with the Acquisition, since Micro Focus, OpenText and Bidco are each located in a country other than the United States, and some or all of their respective officers and directors may be residents of countries other than the United States. U.S. shareholders and Micro Focus ADS Holders may not be able to sue Micro Focus, OpenText, Bidco or their respective officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel Micro Focus, OpenText or Bidco and their respective affiliates to subject themselves to the jurisdiction or judgment of a U.S. court.

The receipt of cash pursuant to the Scheme by U.S. shareholders (and Micro Focus ADS Holders) as consideration for the cancellation of its Micro Focus shares pursuant to the Scheme may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other, tax laws. Each Micro Focus Shareholder (including U.S. shareholders) is urged to consult their independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to them, including under applicable U.S. federal, state and local, as well as foreign and other, tax laws.

Micro Focus is currently subject to the informational requirements of the U.S. Exchange Act and, in accordance therewith, files reports and other documents with the SEC. Reports and other information filed by Micro Focus with the SEC may be obtained free or charge from the SEC's website at www.sec.gov.

Neither the SEC nor any U.S. state securities commission has approved, disproved or passed judgment upon the fairness or the merits of the Acquisition or determined if this announcement is adequate, accurate or complete. Any representation to the contrary is a criminal offence in the U.S.

In accordance with normal United Kingdom practice and pursuant to Rule 14e-5(b) of the U.S. Exchange Act (if applicable), OpenText, Bidco, certain affiliated companies and their nominees or brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, shares or other securities of Micro Focus outside of the United States, other than pursuant to the Acquisition, until the date on which the Acquisition and/or Scheme becomes effective, lapses or is otherwise withdrawn. If such purchases or arrangements to purchase were to be made, they would occur either in the open market at prevailing prices or in private transactions at negotiated prices and would comply with applicable law, including the U.S. Exchange Act. Any information about such purchases or arrangements to purchase will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website at www.londonstockexchange.com.

Opening Position and Dealing Disclosure Requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in one per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. on the tenth business day following the commencement of the offer period and, if appropriate, by no later than 3.30 p.m. on the tenth business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror before the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in one per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 22 December 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer